CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                               February 25, 2015


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:         First Trust Exchange-Traded Fund III (the "Trust")
                          File Nos. 811-22245 and 333-176976
                ------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund III (the "Trust") with the Securities and Exchange Commission (the "Commission") on January 7, 2015 (the "Registration Statement"). The Registration Statement relates to the First Trust Preferred Securities and Income ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - COVER

      Item 1(a) of Form N-1A does not require the information set forth in the second paragraph of the cover. Please delete this paragraph.

RESPONSE TO COMMENT 1

      The information set forth in this paragraph, although not required under Form N-1A, is a requirement under the Trust's exemptive relief application. See In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 29983 (Mar. 15, 2012) and 30029 (Apr. 10, 2012) (order).


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Karen Rossotto
February 25, 2015
Page 2



COMMENT 2 - INVESTMENT OBJECTIVE

      The Fund's investment objective seems confusing in that current income is a component of total return. Please explain here how providing current income is a separate and different from seeking total return.

RESPONSE TO COMMENT 2

      While it is true that current income is considered to be a component of total return, the Fund's objective breaks out current income separately because that specific part of the Fund's investment objective may prove to be significant to certain investors. It should be noted that the Fund's investment objective is fundamental and may not be changed without approval by the holders of a majority of the outstanding voting securities of the Fund.

COMMENT 3 - FEES AND EXPENSES OF THE FUND

      In the Example, delete the phrase, "remain at current levels until February 28, 2016," as this information is not required under Form N-1A.

RESPONSE TO COMMENT 3

      This information in the Example is standardized through all of the First Trust exchange-traded funds ("ETFs"), of which there are currently 94, and the Registrant considers it important to provide substantially similar types and levels of disclosure in all their prospectuses.

COMMENT 4 - FEES AND EXPENSES OF THE FUND

      Move footnote 1 above the Example and below the Shareholder Fees table.

RESPONSE TO COMMENT 4

      The formatting throughout all of the summary prospectuses of the First Trust ETFs, of which there are currently 94, is conformed and moving that footnote would disrupt such conformity.

COMMENT 5 - FEES AND EXPENSES OF THE FUND AND PRINCIPAL INVESTMENT STRATEGIES

      Considering that other investment companies are referenced in the Fund's principal investment strategies, please add acquired fund fees and expenses to the Shareholder Fees table.


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Karen Rossotto
February 25, 2015
Page 3



RESPONSE TO COMMENT 5

      The prospectus has been revised in accordance with this comment.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      With respect to the Preferred Securities in which the Fund invests, disclose the types of issuers of such Preferred Securities. Also, to the extent that the Fund considers Preferred Securities to be equity securities, provide the market capitalization ranges of such Preferred Securities.

RESPONSE TO COMMENT 6

      The prospectus has been revised in accordance with this comment.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

      To the extent that the Fund expects to invest in non-U.S. securities that are from emerging markets, provide such disclosure in the Principal Investment Strategies section and the appropriate risk disclosure.

RESPONSE TO COMMENT 7

      The prospectus has been revised in accordance with this comment.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

      Considering that the disclosure provides that certain derivative instruments may be used to substitute a position in an underlying asset, disclose that such derivative instruments will be valued according to their market value and not their notional value, particularly with respect to the Fund's policy to invest 80% of its net assets in Preferred Securities and Income Securities.

RESPONSE TO COMMENT 8

      The prospectus has been revised in accordance with this comment.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      Briefly describe how the Fund securities selection strategy. How does the Sub-Advisor determine the securities in which the Fund will invest?


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Karen Rossotto
February 25, 2015
Page 4



RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

      Move the first sentence of Cash Transactions Risk, which provides that the "Fund may, under certain circumstances, effect a portion of creations and redemptions for cash, rather than in-kind securities," into the Principal Investment Strategies section as this disclosure appears to describe a Fund strategy.

RESPONSE TO COMMENT 10

      The prospectus has been revised in accordance with this comment.

COMMENT 11 - PRINCIPAL RISKS

      Note in the Concentration Risk that the Fund has a concentration in the financial sector.

RESPONSE TO COMMENT 11

      The prospectus has been revised in accordance with this comment.

COMMENT 12 - PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

      Move the first sentence of Currency Exchange Rate Risk, which provides that the "Fund may hold investments that are denominated in non-U.S. currencies, or in securities that provide exposure to such currencies, currency exchange rates or interest rates denominated in such currencies," into the Principal Investment Strategies section as this disclosure appears to describe a Fund strategy.

RESPONSE TO COMMENT 12

      The prospectus has been revised in accordance with this comment.

COMMENT 13 - PRINCIPAL RISKS

      In the Interest Rate Risk, provide the duration example, similar to the disclosure in the Principal Investment Strategies section.


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Karen Rossotto
February 25, 2015
Page 5



RESPONSE TO COMMENT 13

      The prospectus has been revised in accordance with this comment.

COMMENT 14 - PRINCIPAL RISKS

      Should the Principal Risks include risk disclosure related to convertible securities and other investment companies, including ETFs?

RESPONSE TO COMMENT 14

      The prospectus has been revised in accordance with this comment.

COMMENT 15 - MANAGEMENT

      Because there is more than one portfolio manager who are responsible for the portfolio management decisions of the Fund, provide disclosure that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund. See Item 5, Instruction 2 of Form N-1A.

RESPONSE TO COMMENT 15

      The prospectus has been revised in accordance with this disclosure.

COMMENT 16 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND
             STRATEGIES

      The second paragraph of this section seems to provide information regarding the Fund's securities selection process. Consider moving this disclosure to the summary section.

RESPONSE TO COMMENT 16

      The prospectus has been revised in accordance with this disclosure.

COMMENT 17 - FUND INVESTMENTS

      Pursuant to Item 9 of Form N-1A, distinguish the types of investments that are principal and non-principal. Disclose whether "Other Debt Securities" are principal and non-principal.

RESPONSE TO COMMENT 17

      The prospectus has been revised in accordance with this disclosure.


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Karen Rossotto
February 25, 2015
Page 6



COMMENT 18 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Consider moving certain of the disclosure in the Derivatives Risk, particularly the last sentence of the first paragraph and the first sentence of the second paragraph, into the summary section of the prospectus.

RESPONSE TO COMMENT 18

      The prospectus has been revised in accordance with this disclosure.

COMMENT 19 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Add a risk factor related to the Fund's investments in other investment companies and ETFs.

RESPONSE TO COMMENT 19

      The prospectus has been revised in accordance with this disclosure.

COMMENT 20 - STATEMENT OF ADDITIONAL INFORMATION - TYPES OF INVESTMENTS

      With respect to the Fund's investments in BDCs, confirm that any costs associated investments in BDCs are included in the Fund's acquired fund fees and expenses.

RESPONSE TO COMMENT 20

      It is confirmed that the costs associated with investments in BDCs are included in the Fund's acquired fund fees and expenses.


                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Karen Rossotto
February 25, 2015
Page 7



      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                 Sincerely yours,

                                                 CHAPMAN AND CUTLER LLP



                                                 By: /s/ Morrison C. Warren
                                                     --------------------------
                                                         Morrison C. Warren